VIA EDGAR

February 10, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:  David Gessert, Michael Clampitt, Mark Brunhofer and Sharon Blume

Re:	International General Insurance Holdings Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed January 21, 2020 File No. 333-235427

Dear Messrs. Gessert, Clampitt, Brunhofer and Blume:

International General Insurance Holdings Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated January 29, 2020, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-4 which was filed on January 21, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form F-4

Cover Page

1.	We note your response to comment 1. Notwithstanding your analysis and discussion, we continue to believe that certain provisions of the Amended and Restated Pubco Bye-laws should be presented as separate proposals to allow for shareholders of Tiberius to vote on each material change from the corresponding provision in Tiberius’s current amended and restated certificate of incorporation and bylaws separately. Please revise to unbundle these matters as separate proposals pursuant to Rule 14a-4 (a) (3). For guidance, please refer to Questions 201.01 and 201.02 of the Compliance and Disclosure Interpretations, Exchange Act Rule 14a-4(a)(3), Unbundling under Rule 14a-4(a)(3) in the M&A Context.

In response to the Staff’s comment, please see the letter attached hereto as Exhibit A, which was transmitted to the Staff separately by Ellenoff Grossman & Schole LLP on February 7, 2020.

Unaudited Pro Forma Combined Financial Statements, page 145

2.	We acknowledge your response to prior comment 10. Please tell us why you do not reflect any intangible assets or goodwill in your pro forma financial statements associated with the reverse acquisition of Tiberius. In this regard, we note that the current market capitalization of Tiberius is significantly in excess of the book value of its equity plus mezzanine equity at both June 30, 2019 and September 30, 2019. Reference for us the authoritative literature you rely upon to support your position.

The transaction will be accounted for as a continuation of IGI in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, while Pubco is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.  As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the acquisition is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 – Share-based Payments (“IFRS 2”). Hence, the transaction will be accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction will be those of IGI from an accounting point of view.

U.S. Securities and Exchange Commission

February 10, 2020

Under IFRS 2, the transaction is measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in Pubco to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value of the common shares deemed to have been issued by IGI and the fair value of Tiberius’s identifiable net assets acquired represents a transaction cost and will be expensed as a charge to income.

For the purpose of determining the fair value of the common shares issued to the Tiberius shareholders, we considered various valuation methodologies including observing the quoted un-adjusted price of Tiberius’s Class A Common Stock in active markets but concluded that it is neither reliable nor representative of the fair value of the share-based consideration paid to Tiberius’s shareholders. This is because of the following reasons:

●	There is only limited trading of Tiberius’ Class A Common Stock compared to other companies listed on the NASDAQ.

●	There has been limited price movement in Tiberius’ Class A Common Stock despite the announced business combination with IGI.

●	There is only a limited shareholder base holding Tiberius’ Class A Common Stock.

In the absence of a reliable quoted un-adjusted price of Tiberius’s Class A Common Stock in active markets, we determined that a price to book multiple of 1.1x (calculation below) as implied by the equity consideration paid to the IGI shareholders in the proposed business combination is representative of the fair value of the share-based consideration being paid to the Tiberius shareholders.

Equity Consideration Price to Book Multiple

($ in mm and shares in millions)	Amount	# of Shares
Total Consideration to IGI Holders	$376.5	134.026
Shares sold for cash	$(80.0)	(17.372)
Equity Consideration to IGI Holders	$296.5	116.654
Equity Consideration / Share		$2.54
IGI Book Value Per Share		$2.30
Price/Book Value Multiple		1.1	x

As a result of the above, we believe that the fair value of the share-based consideration paid to Tiberius’s shareholders equals 1.1x times Tiberius’s net assets of 169,055,569, which implies a fair value of Tiberius of $185,961,126 and a resulting transaction cost of $16,905,557 which is expensed as a charge to income.

We believe this aggregate approach of considering total net assets contributed by Tiberius and the application of a fair value multiple to those net assets as determined by an arms-length transaction is appropriate in determining the fair value of Tiberius. To the extent reliable, quoted un-adjusted market pricing is available post-transaction which is reflective of the fair value of the combined entity, we would consider using that as an input in determining the fair value of the share-based consideration paid to Tiberius’s shareholders.

In response to the Staff’s comment, we have revised the Registration Statement on pages 26, 27, 143, 146, 147 and in footnote 11 on page 152.

U.S. Securities and Exchange Commission

February 10, 2020

IGI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-IFRS Financial Measures

Net operating income, page 215

3.	We acknowledge your response to prior comment 11 and continue to believe that the title of this non-IFRS measure is confusingly similar to IFRS-compliant measures used by others. As previously requested, please revise the title of this non-IFRS measure in your next amendment.

In response to the Staff’s comment, the Company has changed the title of “Net operating income” to “Core operating income” throughout the Registration Statement where this financial measure is used. See pages 1, 29, 30, 208, 209, 215 and 216.

Results of Operations, page 217

4.	We acknowledge your response to prior comment 12. Given the significance of favorable development to your profit before tax for each of 2016, 2017, and 2018, please revise your operating results disclosure to highlight this significance. We note that your revised disclosure need not duplicate the explanatory disclosures you provide on pages 250 and 251 (a cross reference to that disclosure would be appropriate), but we believe investors should be made readily aware of the impact of changes of prior period estimates on your current period bottom line operating results;

In response to the Staff’s comment, we have revised the Registration Statement on pages 216, 219, 222 and 226 to disclose the significance of prior year favorable development in claims.

Results of Operations - Specialty Short-tail, page 232

5.	We acknowledge your response to prior comment 14. Please revise your disclosure added on page 235 to specifically address the following:

a.	Disclose the cause of the significant negative loss ratio in the first half of 2018 for the construction and engineering line.

b.	Disclose the location of the event causing the significant losses in 2016 and 2017 in the ports and terminals line.

In response to the Staff’s comment, we have revised the Registration Statement on page 234.

Notes to the Consolidated Financial Statements

Note 2: Basis of Preparation

Significant accounting judgements, estimates and assumptions

Expected credit loss for insurance receivables, page F-103

6.	We acknowledge your response to prior comment 20. Please revise your disclosure here or in your liquidity and capital resources discussion beginning on page 172, as appropriate, consistent with your response to:

a.	Highlight the customary slow payment in some of the countries in which you do business;

b.	Indicate when you cancel policies for past due premiums; and

c.	Disclose your policy regarding paying (or not paying) claims on policies with past due premiums.

In response to the Staff’s comment, the Company has revised the disclosure on page F-87 of the Registration Statement.

U.S. Securities and Exchange Commission

February 10, 2020

Note 24: Commitments and Contingencies

Litigations, page F-116

7.	We acknowledge your response to comment 22 and continue to believe that your disclosure provides investors with no information to assess the potential magnitude of this matter under arbitration. In this regard, we note that even the example at IAS 37.D3 provides information on the claim involved. Given the overall significance of your reinsurance activities to your operations and operating results, please revise your disclosure to provide some factual quantitative information consistent with your response that will afford investors with an indication of the magnitude of this matter and not jeopardize your position in the arbitration.

In response to the Staff’s comment, the Company has revised the disclosure on page F-100 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further questions or comments, please feel free to contact me at 212-277-4004 or Michael.Levitt@Freshfields.com.

Sincerely,

/s/ Michael Levitt
Michael Levitt

cc:	Wasef Jabsheh Hatem Jabsheh Pervez Rizvi Rawan Alsulaiman International General Insurance Holdings Ltd. Andrew Poole Tiberius Acquisition Corporation Jeffrey Rubin Stuart Neuhauser Matthew Gray

Ellenoff Grossman & Schole LLP

Exhibit A

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

February 7, 2020

David Gessert, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	International General Insurance Holdings Ltd.
Amendment No. 1 to
Registration Statement on Form F-4
Filed January 21, 2020
File No. 333-2335427

Dear Mr. Gessert:

We are submitting this letter in response to comment 1 of the staff’s comment letter dated January 29, 2020 with respect to the above-captioned registration statement.

In order to appropriately address the comment, we believe it would be helpful to first review the structure of the proposed business combination, and then to review the structure against the applicable staff guidance.

●	Structure of the Proposed Business Combination

o	The currently reporting public company is Tiberius Acquisition Corporation, a Delaware special purpose acquisition company (SPAC) (referred to herein as “Tiberius”).

o	The target company is International General Insurance Holdings Ltd., a privately held Dubai company (referred to herein as “IGI Dubai”).

o	A new holding company has been organized in Bermuda under the name International General Insurance Holdings Ltd. (referred to herein as “IGI Bermuda”).

o	The sole director and sole shareholder of IGI Bermuda is Pervez Rizvi, who is also the Group Chief Financial Officer of IGI Dubai.

o	In the business combination: (i) Tiberius will merge with a Delaware subsidiary of IGI Bermuda, and the current holders of Tiberius shares and warrants will receive shares and warrants of IGI Bermuda; and (ii) the security holders of IGI Dubai will exchange their securities for shares and warrants of IGI Bermuda. Following the business combination, both Tiberius and IGI Dubai will become wholly owned subsidiaries of IGI Bermuda.

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

●	Share Ownership Following the Proposed Business Combination

o	Following the business combination, the former shareholders of IGI Dubai will own more than 50% of the outstanding shares of IGI Bermuda (and the former stockholders of Tiberius will own less than 50% of the outstanding shares of IGI Bermuda). See Annex A for the detailed calculations.

o	In addition, we advise the staff that a significant number of SPAC shareholders typically elect to redeem their public shares in connection with a business combination. Taking into account the expected redemptions by a significant number of Tiberius’s stockholders, we expect that the former stockholders of Tiberius will own substantially less than 50% of the outstanding shares of IGI Bermuda following the business combination while the former shareholders of IGI Dubai will own between 55% and 71% of the then-outstanding common shares.

o	In a prior conversation, the staff asked whether the potential exercise of Tiberius’s outstanding warrants should be considered in evaluating whether the current security holders of Tiberius will own more than 50% of the outstanding shares of IGI Bermuda following the closing. We do not believe that the shares issuable to the warrant holders should be considered in connection with control of IGI Bermuda following the closing, for the following reasons:

●	The warrants are not immediately exercisable at the closing, and will only become exercisable thirty days following the closing.

●	The exercise price of the warrants is $11.50 per share. The price of Tiberius’s common stock is currently closer to $10.60 and it is not likely to increase much more given that the Tiberius stock price trades based on the dollar amount in the SPAC’s trust account, which is a fixed amount. We would not expect any holder of Tiberius’s warrants to exercise its out-of-the-money warrants prior to such time that the market price of the shares of IGI Bermuda exceeds the exercise price of the warrants. There can be no assurance when this would occur, or if it would occur at all. Furthermore, should Tiberius not close the transaction prior to the expiration date set forth in its charter, Tiberius’s stockholders will only receive a pro rata portion of the amount in Tiberius’s trust account and Tiberius’s warrants will expire worthless.

●	Perhaps most importantly, warrant holders do not typically exercise warrants unless their warrants are set to expire or are subject to mandatory redemption. Rather, warrant holders generally sell their warrants in the market to avoid the documentation and timing delays involved in providing a notice of exercise to an issuer to receive the underlying shares.

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

o	We note that, immediately prior to the closing:

●	up to 4,275,667 common shares of IGI Bermuda may be issued pursuant to private placement transactions to be consummated immediately prior to the business combination;

●	up to 720,588 common shares of IGI Bermuda may be issued pursuant to an amendment to the underwriting agreement by and between Tiberius and Cantor Fitzgerald & Co.; and

●	up to 2,900,000 common shares of IGI Bermuda may be issued pursuant to certain forward purchase contracts.

However, because these shares will not be issued until the closing of the business combination, they should not be included in the number of outstanding Tiberius shares. Not only will the holders of these shares not be entitled to vote at the special meeting of Tiberius shareholders (as they will not own these shares at the record date for such meeting), but these shares will immediately be converted into IGI Bermuda shares following issuance. If these shares are excluded from the calculations set forth in Annex A, then the percentage of IGI Bermuda shares owned by former IGI shareholders would be even higher (and the percentage of IGI Bermuda shares owned by former Tiberius’s stockholders will be even lower) than the percentages set forth in Annex A.

o	We also note that the officers of IGI Bermuda, the post-business combination company, will consist solely of personnel from IGI Dubai, and that five of the seven members of IGI Bermuda’s Board of Directors will be designees of IGI Dubai.

●	Applicability of CD&I 201.01 and 201.02

We do not believe that either CD&I 201.01 or 201.02 is applicable to the proposed business combination for the following reasons:

o	The bundling issue is applicable where the shareholders of a company are being requested to vote on the organizational documents of the company, to enable the shareholders to vote on each proposed material amendment of the company’s organizational documents. In the proposed transaction, however, no vote is being requested with respect to any organizational documents as no amendment to IGI Bermuda’s memorandum of association and bye-laws is contemplated. Rather, the parties have heretofore agreed to the form of the memorandum of association and bye-laws for the new entity, which is set forth in an exhibit to the definitive agreement between the parties.

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

●	CD&I 201.01 provides (in part):

o	“As a preliminary matter, if a material amendment to the acquiror’s organizational documents would require the approval of its shareholders under state law, the rules of a national securities exchange, or its organizational documents if presented on a standalone basis, the acquiror’s form of proxy must present any such amendment separately from any other material proposal, including, if applicable, approval of the issuance of securities in a triangular merger or approval of the transaction agreement in a direct merger.”

▪	CD&I 201.01 is premised on the notion that a material amendment to the acquiror’s organizational documents would require the approval of its shareholders under state law. In the proposed transaction, no amendment of an organizational document is requested or required.

▪	In the proposed transaction, the acquiror is IGI Bermuda, which has only one security holder (Mr. Rizvi). Consequently, the stockholders of Tiberius have no legal authority to vote on IGI Bermuda’s memorandum of association and bye-laws, insofar as they are not shareholders of IGI Bermuda. The only person who can authorize any amendment to IGI Bermuda’s organizational documents is Mr. Rizvi, and the organizational documents to be in place at the time of the business combination have already been approved. Information regarding IGI Bermuda’s memorandum of association and bye-laws has been included in the Form F-4 solely for disclosure purposes, and not to solicit votes on any amendments.

●	CD&I 201.02 provides as follows:

o	Question 201.02

Question: Does the answer to Question 201.01 change if the parties form a new entity to act as an acquisition vehicle that will issue equity securities in the transaction?

Answer: No. In that case, the party whose shareholders are expected to own the largest percentage of equity securities of the new entity following consummation of the transaction would be considered the acquiror for purposes of this analysis. As in Question 201.01, the acquiror must present separately on its form of proxy any material provision or provisions of the new entity’s organizational documents that are a term of the transaction agreement, if the provision or provisions represent a material change from the acquiror’s organizational documents, and the change would require the approval of the acquiror’s shareholders under state law, the rules of a national securities exchange, or its organizational documents if proposed to be made directly to its own organizational documents. Provisions that are required by law in the jurisdiction of incorporation of the new entity need not be presented separately on the form of proxy. As in Question 201.01, if the acquiror is or would be required under Rule 14a-4(a)(3) to present separately on its form of proxy any provision of the new entity’s organizational documents that is a term of the transaction agreement, then a target subject to Regulation 14A must also present the same provision separately on its form of proxy.

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

▪	As described above, the party whose shareholders will own the largest percentage of equity securities of the new entity following consummation of the transaction is IGI Dubai, which would be considered the acquiror pursuant to 201.02. IGI Dubai has specified the terms of IGI Bermuda’s memorandum of association and bye-laws in the business combination agreement, and the proxy solicitation to which the Form F-4 pertains does not constitute a solicitation of shareholders of IGI Dubai. We believe that the reference to the acquiror in 201.02 makes clear that the stockholders of Tiberius, which will not be the acquiror for 201.02 purposes, are not within the purview of 201.02.

▪	CD&I 201.02 provides that if the acquiror is or would be required under Rule 14a-4(a)(3) to present separately on its form of proxy any provision of the new entity’s organizational documents that is a term of the transaction agreement, then a target subject to Regulation 14A must also present the same provision separately on its form of proxy. We note, though, that because neither IGI Dubai nor any other entity is required to present separately on its form of proxy any provision of the new entity’s organizational documents, this provision is inapplicable to the transaction.

o	Because no solicitation is being made with respect to the organizational documents of IGI Bermuda, we do not understand how any unbundling concepts could be applied. Any proposed vote on the organizational documents of IGI Bermuda (whether or not bundled) would need to explain to shareholders that they are not legally entitled to vote on the organizational documents of IGI Bermuda, and therefore their vote would have no legal effect. Moreover, with no amendment being proposed, it is unclear what the fallback position would be (even assuming that the Tiberius stockholders had the legal right to vote). If the stockholders do not approve, for example, the capital structure set forth in IGI Bermuda’s organizational documents, what capital structure would be implemented in its place? Unlike a proposed amendment, where a failure to approve an amendment would result in the continuation of the pre-existing provisions, in this situation there will be no request for an amendment, and therefore no pre-existing provision would apply.

o	We add that we are sensitive to the concept of unbundling, and believe that, to the extent that shareholders are being asked to approve changes to organizational documents, there is an appropriate basis for requiring shareholders to approve each and every material change, rather than being required to vote on all changes as a whole. We also understand that, where a new entity is created, and the shareholders of the public company will control the new entity following a transaction, the requirement for unbundling cannot be undermined by the fact that there is a new entity. However, in our situation, where Tiberius’s public stockholders will not control the post-business combination entity, and the consent of Tiberius’s stockholders is not required in connection with the organizational documents of the successor to be in effect following the business combination (and where Tiberius’s stockholders do not even have a legal right to vote on or authorize such documents), we believe that the staff’s guidance with respect to unbundling is not applicable.

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

We hope that the foregoing is helpful to the staff in its review of this matter.

Very truly yours,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

Cc:	Mr. Wasef Jabsheh, International General Insurance Holdings Ltd.
Michael Levitt, Esq., Freshfields
Stuart Neuhauser, Esq., Ellenoff Grossman & Schole LLP

David Gessert, Esq.

Division of Corporation Finance

February 7, 2020

Annex A

Shareholder Calculations

▪	If there are no redemptions, there will be 52,137,783 shares of IGI Bermuda outstanding following the business combination, of which 54% would be owned by the former IGI Dubai shareholders and 46% would be owned by the former Tiberius stockholders, calculated as follows:

28,372,900	54%	Former IGI Dubai Shareholders
17,250,000	33%	Non-redeeming former public Tiberius stockholders
2,314,883	4%	Shares issued at closing in a private placement
2,900,000	6%	Shares issued at closing to certain forward purchasers
1,300,000	3%	Tiberius sponsor

52,137,783	100%	Total

▪	Assuming maximum redemptions, there will be 39,855,922 shares of IGI Bermuda outstanding following the business combination, of which 71% would be owned by the former IGI Dubai shareholders and 29% would be owned by the former Tiberius stockholders, calculated as follows:

28,372,900	71%	Former IGI Dubai shareholders
2,852,700	7%	Non-redeeming former public Tiberius shareholders
2,314,883	6%	Shares issued at closing in a private placement
2,900,000	7%	Shares issued at closing to certain forward purchasers
3,260,784	8%	Tiberius sponsor (which would purchase more shares)
154,654	1%	Shares issued to Tiberius IPO underwriters

39,855,922	100%	Total

▪	The foregoing calculations are based on IGI Dubai’s book value at June 30, 2019 and assume a $10.45 redemption price for Tiberius’s common stock.